Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Place of Incorporation
Subsidiaries

Light In The Box Limited	Hong Kong

Lanting Jishi Trade (Shenzhen) Co., Ltd.	PRC

Variable Interest Entities

Shenzhen Lanting Huitong Technologies Co., Ltd.	PRC
Beijing Lanting Gaochuang Technologies Co., Ltd.	PRC

Subsidiary of Variable Interest Entity

Shanghai Ouku Network Technologies Co., Ltd.	PRC